                                                RULE NO. 424(b)(2)
                                                REGISTRATION NO. 033-46916
                                                                  33-40163

            PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED JULY 27, 1998

                                 $400,000,000

                                  UNITED
                            LOGO  TECHNOLOGIES

                        6.70% NOTES DUE AUGUST 1, 2028

                               ----------------

  Interest on the Notes is payable on February 1 and August 1 of each year, commencing February 1, 1999. The Notes are not redeemable at the option of the Company or repayable at the option of any holder prior to maturity, and will not provide for any sinking fund.

  The Notes will be registered in the name of Cede & Co., as registered owner and as nominee for The Depository Trust Company ("DTC"), New York, New York. Beneficial interests in the Notes will be shown on, and transfers will be effected only through, records maintained by DTC (with respect to its participants' interests) and its participants. Except as described herein, the Notes will not be issued in certificated form. Settlement for the Notes will be made in immediately available funds. The Notes will trade in DTC's Settlement System until maturity, and secondary market trading activity for the Notes will therefore settle in immediately available funds. All payments of principal and interest will be made by the Company in immediately available funds. See "Description of the Notes".

                               ----------------

THESE  SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE  SECURITIES AND
 EXCHANGE  COMMISSION  OR  ANY  STATE   SECURITIES  COMMISSION  NOR  HAS  THE
  SECURITIES  AND EXCHANGE  COMMISSION  OR ANY  STATE SECURITIES  COMMISSION
   PASSED UPON  THE ACCURACY OR  ADEQUACY OF THIS PROSPECTUS  SUPPLEMENT OR
    THE PROSPECTUS TO WHICH IT RELATES. ANY REPRESENTATION TO THE CONTRARY
     IS A CRIMINAL OFFENSE.

                               ----------------

                                    INITIAL PUBLIC   UNDERWRITING  PROCEEDS TO
                                  OFFERING PRICE (1) DISCOUNT (2) COMPANY (1)(3)
                                  ------------------ ------------ --------------
Per Note.........................       99.667%         0.875%        98.792%
Total............................    $398,668,000     $3,500,000   $395,168,000

--------
(1) Plus accrued interest, if any, from August 4, 1998.
(2) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.
(3) Before deducting expenses payable by the Company estimated at $336,000.

                               ----------------

  The Notes offered hereby are offered severally by the Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that the Notes will be ready for delivery in book-entry form only through the facilities of DTC, on or about August 4, 1998, against payment therefor in immediately available funds.

GOLDMAN, SACHS & CO.
                         MERRILL LYNCH & CO.
                                                           SALOMON SMITH BARNEY

                               ----------------

           The date of this Prospectus Supplement is July 30, 1998.

  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE NOTES, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN SUCH NOTES, AND THE IMPOSITION OF A PENALTY BID, IN CONNECTION WITH THE OFFERING. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

  This Prospectus Supplement and the documents incorporated by reference herein contain forward-looking statements which reflect the Company's current view (as of the date such forward-looking statement is made) with respect to future events, prospects, projections or financial performance. Other written or oral statements made by or on behalf of the Company may also include forward-looking statements. All such forward-looking statements are subject to uncertainties, risks and other factors that could affect the Company's operations, products and markets and cause actual results, performance or achievements of the Company to differ materially from those made, implied, projected, forecasted or estimated by or in such forward-looking statements. For information identifying economic, political, climatic, currency, regulatory, technological, competitive and other important factors that may affect the Company's operations, products and markets and could cause actual results to vary materially from those anticipated in the forward-looking statements, see the discussion included under the headings "Description of Business by Industry Segment," "Other Matters Relating to the Corporation's Business as a Whole" and "Legal Proceedings" in the Company's Annual Report on Form 10-K for the year ended December 31, 1997. These forward-looking statements are based upon a series of projections and estimates regarding the economy, the aerospace, building systems and automotive industries throughout the world and the effects of federal, state and local regulations on the industry in general and within the markets of the Company and its subsidiaries.

                                  THE COMPANY

  The Company provides high technology products to the aerospace, building systems and automotive industries throughout the world. The Company conducts its business within five principal industry segments. The operating units of the Company are grouped based upon the industry segment in which they participate. The units participating in each industry segment and their respective principal products are as follows:

  . OTIS offers a wide range of elevators, escalators, moving walks and shuttle systems and related installation, maintenance and repair services; and modernization products and services for elevators and escalators.

  . CARRIER provides heating, ventilating and air conditioning (HVAC) equipment for commercial, industrial and residential buildings; HVAC replacement parts and services; building controls; and commercial, industrial and transport refrigeration equipment.

  . AUTOMOTIVE manufactures automotive electrical distribution systems; DC electric motors and actuators; motor driven cooling fan modules; electromechanical and electronic controls, switches and components; automotive interior trim systems and components; insulation and acoustical materials and systems; and automotive exterior trim.

  . PRATT & WHITNEY provides large and small commercial and military jet engines, spare parts and product support; specialized engine maintenance and overhaul and repair services for airlines, air forces and corporate fleets; rocket engines and space propulsion systems; and industrial gas turbines.

  . FLIGHT SYSTEMS is made up of Sikorsky and Hamilton Standard. Sikorsky offers military and commercial helicopters and maintenance services. Hamilton Standard offers engine and flight controls, propellers, environmental controls for aircraft, spacecraft and submarines, space life support systems, fuel cells and microelectronics.

  United Technologies Corporation was incorporated in Delaware in 1934. Unless the context otherwise requires, "Company" means United Technologies Corporation and its consolidated subsidiaries. The Company's principal executive offices are located at United Technologies Building, One Financial Plaza, Hartford, Connecticut, 06101, telephone (860) 728-7000.

  The Notes will be obligations of the Company and not of any segment, group or subsidiary of the Company.

                              RECENT DEVELOPMENTS

  Consolidated revenues for the first six months of 1998 were $12.8 billion, an increase of 3% over the same period of 1997, reflecting revenue growth at Carrier, Pratt & Whitney and Flight Systems.

  Research and development expenses for the first six months of 1998 were $628 million, an increase of $41 million (7%) compared to 1997. The increase is due to higher expenses in all segments, but principally Pratt & Whitney and UT Automotive.

  Net income was $620 million for the first six months of 1998, a 17% increase over $528 million for the same period of 1997. Net income for the first six months of 1998 includes restructuring charges at Carrier and Otis and costs of Pratt & Whitney's repurchase of a small interest from a participant in a commercial engine program. These charges were partially offset by a gain at Pratt & Whitney resulting from the settlement of a contract dispute with the U.S. government.

  Net debt (total debt less cash) was $824 million and net debt to total capitalization was 16% at June 30, 1998, compared with $320 million and 7%, respectively at June 30, 1997. Debt to total capitalization was 26% at June 30, 1998, compared with 29% at June 30, 1997.

  Acquisitions in the first six months of 1998 totaled $434 million, including Pratt & Whitney's investment in an overhaul and repair joint venture in Singapore, Hamilton Standard's purchase of a French aerospace components manufacturer and Carrier's investment in an air conditioning manufacturer in the Philippines.

  During the first six months of 1998, the Company repurchased 3.1 million shares of common stock for $277 million.

                                USE OF PROCEEDS

  The Company will use the net proceeds from the offering of the Notes for general corporate purposes, including possible acquisitions and repurchases of the Company's common stock.

              SELECTED CONSOLIDATED FINANCIAL DATA OF THE COMPANY

  The following tables contain selected consolidated financial information for the Company for the periods presented. The statement of operations and balance sheet data as of December 31, 1996 and 1997 and for each of the three years in the period ended December 31, 1997 are included in the Company's Annual Report on Form 10-K for the year ended December 31, 1997, which is incorporated by reference herein. See "Incorporation of Certain Documents by Reference" in the accompanying Prospectus. The selected consolidated financial information for the five years ended December 31, 1997 has been obtained from the consolidated financial statements of the Company, which have been audited by PricewaterhouseCoopers LLP. This financial information should be read in conjunction with such consolidated financial statements and the notes thereto. The selected financial information as of and for the six months ended June 30, 1997 and 1998 has been derived from unaudited financial statements of the Company that in the opinion of the Company include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results for such interim periods. The results of operations for the six months ended June 30, 1998 are not necessarily indicative of future results. Certain reclassifications have been made to prior year amounts to conform to the current year presentation.

                            SIX MONTHS
                               ENDED                      YEARS ENDED
                             JUNE 30,                    DECEMBER 31,
                          ----------------  -------------------------------------------
                           1998     1997     1997     1996     1995     1994     1993
                          -------  -------  -------  -------  -------  -------  -------
                                IN MILLIONS OF DOLLARS (EXCEPT RATIO DATA)
STATEMENT OF OPERATIONS
 DATA
Revenues................  $12,776  $12,417  $24,713  $23,512  $22,802  $21,197  $21,081
Research and
 development............      628      587    1,187    1,122      963      978    1,137
Segment operating profit
 margins................      9.5%     8.8%     8.9%     8.5%     7.9%     7.4%     6.2%
Net income..............      620      528    1,072      906      750      585      487
                          AS OF JUNE 30,              AS OF DECEMBER 31,
                          ----------------  -------------------------------------------
                           1998     1997     1997     1996     1995     1994     1993
                          -------  -------  -------  -------  -------  -------  -------
BALANCE SHEET DATA
Working capital.........  $ 1,931  $ 2,581  $ 1,937  $ 2,398  $ 2,395  $ 1,799  $   902
Total assets............   17,458   17,031   16,719   16,745   15,958   15,624   15,618
Long-term debt,
 including current
 portion................    1,321    1,472    1,398    1,534    1,747    2,041    2,179
Total debt..............    1,542    1,733    1,615    1,785    2,041    2,443    2,959
  Debt to total
   capitalization.......       26%      29%      28%      29%      34%      39%      45%
Net debt (total debt
 less cash).............      824      320      860      658    1,141    2,057    2,538
  Net debt to total
   capitalization.......       16%       7%      17%      13%      22%      35%      41%
ESOP preferred stock,
 net....................      452      441      450      434      398      339      176
Shareowners' equity.....    4,291    4,333    4,073    4,306    4,021    3,752    3,598


                                        YEARS ENDED DECEMBER 31,
                              -------------------------------------------------
                                  TOTAL REVENUES          OPERATING PROFITS
                              -------------------------  ----------------------
                               1997     1996     1995     1997    1996    1995
                              -------  -------  -------  ------  ------  ------
BUSINESS SEGMENT FINANCIAL
 DATA
Otis........................  $ 5,548  $ 5,595  $ 5,287  $  465  $  524  $  511
Carrier.....................    6,056    5,958    5,456     458     422     354
UT Automotive...............    2,987    3,233    3,061     173     196     180
Pratt & Whitney.............    7,402    6,201    6,170     816     637     530
Flight Systems..............    2,804    2,596    2,899     301     244     220
Corporate items and elimina-
 tions......................      (84)     (71)     (71)    (23)    (21)      2
Total segment...............  $24,713  $23,512  $22,802  $2,190  $2,002  $1,797

                           DESCRIPTION OF THE NOTES

  The following description of the particular terms of the Notes offered hereby supplements the description of the general terms and provisions of Debt Securities set forth under the heading "Description of Debt Securities" in the accompanying Prospectus, to which description reference is hereby made. Capitalized terms not otherwise defined herein shall have the meanings given to them in the Prospectus. For purposes of this section, the "Company" means United Technologies Corporation and not its consolidated subsidiaries.

  The Notes will be limited to $400 million aggregate principal amount and will mature on August 1, 2028. The Notes will be issued only in book-entry form in denominations of $1,000 and integral multiples thereof. The Notes will bear interest at the rate per annum shown on the cover of this Prospectus Supplement from August 4, 1998 or from the most recent Interest Payment Date to which interest has been paid or provided for, payable semiannually on February 1 and August 1 of each year, commencing February 1, 1999, to the person in whose name a Note (or any predecessor Note) is registered at the close of business on January 15 or July 15, as the case may be, next preceding such Interest Payment Date. The Notes are not redeemable at the option of the Company or repayable at the option of any holder prior to maturity and will not provide for any sinking fund.

  The Notes are subject to defeasance and covenant defeasance by the Company if certain conditions are satisfied. See "Description of Debt Securities-- Defeasance and Covenant Defeasance" in the accompanying Prospectus.

BOOK-ENTRY SYSTEM

  The Notes will be issued in the form of one or more fully registered global securities (the "Global Securities") which will be deposited with, or on behalf of, The Depository Trust Company, New York, New York (the "Depositary") and registered in the name of the Depositary's nominee. Except as set forth below, the Global Securities may be transferred, in whole and not in part, only to the Depositary or a nominee of the Depositary.

  The Depositary has advised the Company and the Underwriters as follows: The Depositary is a limited-purpose trust company organized under the laws of the State of New York, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. The Depositary was created to hold securities of institutions that have accounts with the Depositary or its nominee ("participants") and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. The Depositary's participants include securities brokers and dealers (including the Underwriters), banks, trust companies, clearing corporations and certain other organizations, some of whom (and/or their representatives) own the Depositary. DTC is owned by a number of its participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the Depositary's book-entry system is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. The Depositary agrees with and represents to its participants that it will administer its book-entry system in accordance with its rules and bylaws and requirements of law. The rules applicable to DTC and its participants are on file with the Commission.

  Upon the issuance of a Global Security, the Depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of the Notes represented by such Global Securities to the accounts of participants. The accounts to be credited shall be designated by the Underwriters. Ownership of beneficial interests in the Global Securities will be limited to participants or persons that may hold interests through participants. Ownership of interests in the Global Securities will be shown on and the transfer of those ownership interests will be effected only through, records maintained by the Depositary (with respect to participants' interests) and such participants (with respect to the owners of beneficial interests in the Global Securities through such participants). The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and laws may impair the ability to transfer beneficial interests in the Global Securities.

  So long as the Depositary, or its nominee, is the registered holder and owner of the Global Securities, the Depositary or such nominee, as the case may be, will be considered the sole owner and holder of the related Notes for all purposes of such Notes and for all purposes under the Indenture. Except as set forth below, owners of beneficial interests in the Global Securities will not be entitled to have the Notes represented by such Global Securities registered in their names, will not receive or be entitled to receive physical delivery of certificated Notes in definitive form and will not be considered to be the owners or holders of any Notes under the Indenture or the Global Securities. Accordingly, each person owning a beneficial interest in the Global Securities must rely on the procedures of the Depositary and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder of Notes under the Indenture or the Global Securities. The Company understands that under existing industry practice, in the event it requests any action of holders of Notes or an owner of a beneficial interest in the Global Securities desires to take any action that the Depositary, as the holder of the Global Securities, is entitled to take, the Depositary would authorize the participants to take such action, and that the participants would authorize beneficial owners owning through such participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.

  Payment of principal and interest on Notes represented by the Global Securities registered in the name of or held by the Depositary or its nominee will be made to the Depositary or its nominee, as the case may be, as the registered owner and holder of the Global Securities.

  The Company expects that the Depositary, upon receipt of any payment of principal or interest in respect of the Global Securities, will credit immediately participants' accounts with payment in amounts proportionate to their respective beneficial interests in the principal amount of the Global Securities as shown on the records of the Depositary. The Company also expects that payments by participants to owners of beneficial interests in the Global Securities held through such participants will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such participants. None of the Company (including, without limitation, The State Street Bank and Trust Company, as Paying Agent and/or Securities Registrar), the Trustee or any agent of the Company or the Trustee will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the Notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests or for any other aspect of the relationship between the Depositary and its participants or the relationship between such participants and the owners of beneficial interests in the Global Securities owning through such participants.

  Unless and until they are exchanged in whole or in part for certificated Notes in definitive form, the Global Securities may not be transferred except as a whole by the Depositary to a nominee of such Depositary or by a nominee of such Depositary to such Depositary or another nominee of such Depositary.

  A Global Security representing Notes is exchangeable for definitive Notes in registered form, of like tenor and of an equal aggregate principal amount, only if (a) the Depositary notifies the Company that it is unwilling or unable to continue as Depositary for such Global Security or the Depositary ceases to be a clearing agency registered under the Exchange Act, (b) the Company in its sole discretion determines that such Global Security shall be exchangeable for definitive Notes in registered form, or (c) there shall have occurred and be continuing an Event of Default with respect to the Notes. Any Global Security that is exchangeable pursuant to the preceding sentence shall be exchangeable in whole for definitive Notes in registered form, of like tenor and of an equal aggregate principal amount, and in authorized denominations. Such definitive Notes shall be registered in the name or names of such person or persons as the Depositary shall instruct the Trustee. It is expected that such instructions may be based upon directions received by the Depositary from its participants with respect to ownership of beneficial interests in such Global Security.

                                 UNDERWRITING

  Subject to the terms and conditions set forth in the Underwriting Agreement and the Pricing Agreement, the Company has agreed to sell to each of the Underwriters named below, and each of such Underwriters has severally agreed to purchase, the principal amount of Notes set forth opposite its name below:

                                                                    PRINCIPAL
                                                                      AMOUNT
                                UNDERWRITER                          OF NOTES
                                -----------                        ------------
    Goldman, Sachs & Co........................................... $134,000,000
    Merrill Lynch, Pierce, Fenner & Smith
          Incorporated............................................  133,000,000
    Salomon Brothers Inc .........................................  133,000,000
                                                                   ------------
      Total....................................................... $400,000,000
                                                                   ============

  Under the terms and conditions of the Underwriting Agreement and the Pricing Agreement, the Underwriters are obligated to take and pay for all the Notes if any are taken.

  The Underwriters propose to offer the Notes in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus Supplement and in part to certain securities dealers at such price less a concession of 0.50% of the principal amount of the Notes. The Underwriters may allow, and such dealers may reallow, a concession not to exceed 0.25% of the principal amount of the Notes to certain brokers and dealers. After the Notes are released for sale to the public, the offering price and other selling terms may from time to time be varied by the Underwriters.

  The Notes are a new issue of securities with no established trading market. The Company does not intend to apply for listing of the Notes on a national securities exchange. The Company has been advised by the Underwriters that the Underwriters intend to make a market in the Notes, but they are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

  In connection with the offering, the Underwriters may purchase and sell the Notes in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover short positions created by the Underwriters in connection with the offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the Notes; and short positions created by the Underwriters involve the sale by the Underwriters of a greater number of Notes than they are required to purchase from the Company in the offering. The Underwriters also may impose a penalty bid, whereby selling concessions allowed to broker-dealers in respect of the securities sold in the offering may be reclaimed by the Underwriters if such Notes are repurchased by the Underwriters in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Notes, which may be higher than the price that might otherwise prevail in the open market; and these activities, if commenced, may be discontinued at any time. These transactions may be effected in the over-the-counter market or otherwise.

  The Company has agreed to indemnify the Underwriters against certain civil liabilities, including liabilities under the Securities Act of 1933, as amended.

  In the ordinary course of their respective businesses, the Underwriters and their affiliates have engaged, and may in the future engage in, investment banking and/or commercial banking transactions with the Company.

                             VALIDITY OF THE NOTES

  The validity of the Notes will be passed upon for the Company by Shearman & Sterling, New York, New York and for the Underwriters by Sullivan & Cromwell, New York, New York.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

 NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES DESCRIBED IN THIS PROSPECTUS SUPPLEMENT OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS NOR ANY SALE MADE HEREUNDER OR THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                                 ------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
                             PROSPECTUS SUPPLEMENT
The Company................................................................ S-2
Recent Developments........................................................ S-3
Use of Proceeds............................................................ S-3
Selected Consolidated Financial Data of the Company........................ S-4
Description of the Notes................................................... S-5
Underwriting............................................................... S-7
Validity of the Notes...................................................... S-8
                                   PROSPECTUS
Available Information......................................................   2
Incorporation of Certain Documents by Reference............................   2
The Company................................................................   3
Ratio of Earnings to Fixed Charges.........................................   3
Use of Proceeds............................................................   4
Description of Debt Securities.............................................   4
Description of Debt Warrants...............................................  16
Description of Currency Warrants...........................................  18
Description of Stock-Index Warrants........................................  22
Plan of Distribution.......................................................  25
Validity of the Securities.................................................  26
Experts....................................................................  26

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                                  $400,000,000

                                            UNITED
                                      LOGO  TECHNOLOGIES


                                  6.70% NOTES
                               DUE AUGUST 1, 2028


                               ----------------

                             PROSPECTUS SUPPLEMENT

                               ----------------



                              GOLDMAN, SACHS & CO.

                              MERRILL LYNCH & CO.

                              SALOMON SMITH BARNEY



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